February 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Arrival Group
Registration Statement on Form F-4 (the “Registration Statement”)
File No. 333-251339

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 16, 2021, in which we requested acceleration of the effective date of the above referenced Registration Statement to 10:00 a.m., Eastern Time, on February 17, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby withdraw our request for acceleration of the effective date at such time.

Very truly yours,

Arrival Group

By:	/s/ Denis Sverdlov
Name: Denis Sverdlov
Title: Chief Executive Officer

cc:	Daniel Chin, Arrival
F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Merger Corp.
Alan Annex, Laurie Green, Flora Perez, Greenberg Traurig, P.A.
Alice Hsu, Akin Gump Strauss Hauer & Feld LLP